December 20, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street N.E.
Washington, D.C. 20549

Attn:    Frank Wyman
    Dan Gordon

Re:    BioMarin Pharmaceutical Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2020
    Filed February 26, 2021
    File No. 000-26727

Dear Messrs. Wyman and Gordon,

This letter is being submitted in response to the comment received from the staff (the Staff) of the United States Securities and Exchange Commission (the Commission) by letter dated December 7, 2021, addressed to Brian Mueller, Executive Vice President, Chief Financial Officer of BioMarin Pharmaceutical Inc. (we, our or the Company) with respect to our Annual Report on Form 10-K for the fiscal year ended December 31, 2020 filed by the Company with the Commission on February 26, 2021 (2020 Annual Report). The numbering of the paragraphs below corresponds to the numbering of the comment letter, the text of which is incorporated into this response letter for convenience.

Form 10-K for the Fiscal Year Ended December 31, 2020
Notes to Consolidated Financial Statements
(18) Income Taxes, page 128

1.In 2020, you completed an intra-entity transfer of intellectual property rights to an Irish subsidiary that resulted in a $835.1 tax benefit. Please explain your basis for not recognizing a corresponding US taxable gain in 2020 and the expected US tax impact in future periods. Refer us to the technical guidance upon which you relied. In addition, describe and quantify the methods and key assumptions used to determine the fair value of these transferred intellectual rights. Revise your disclosures accordingly.

Response
Please explain your basis for not recognizing a corresponding US taxable gain in 2020 and the expected US tax impact in future periods. Refer us to the technical guidance upon which you relied.
The transaction was an intra-entity transfer of intellectual property (IP) rights from a wholly owned foreign subsidiary to its wholly owned Irish subsidiary completed in the third quarter of 2020. The foreign subsidiary is a controlled foreign corporation (CFC) for United States (U.S.) corporate income tax purposes. The Irish subsidiary is a disregarded entity (DRE) for U.S. corporate income tax purposes, and therefore its assets, liabilities, income and deductions are treated as belonging to its owner. As a result, the intra-entity IP transfer from the CFC to its Irish DRE is disregarded for U.S. tax purposes and as such, there was no taxable gain in 2020 and no tax basis in the IP for U.S. corporate income tax purposes.
Accordingly, the transaction has no impact on the Company’s U.S. taxes in future periods. For Irish corporate income tax purposes, the IP tax basis will give rise to amortization that will reduce the Irish subsidiary’s future Irish taxable income. This, in turn, will reduce the future amount of creditable foreign taxes, and therefore there is a potential indirect impact to the U.S. Global Intangible Low-taxed Income (GILTI) calculation resulting from the Irish tax deduction and corresponding foreign tax credit. As we have elected to treat GILTI as a period cost, there is no corresponding deferred tax impact to the U.S. federal income tax calculation.
105 Digital Drive . Novato, CA 94949 . Tel 415.506.6700 . Fax 415.382.7889 . www.BMRN.com

The guidance we relied upon is Accounting Standards Codification (ASC) 740-10-25-2, which provides that an entity must recognize deferred tax assets and deferred tax liabilities for taxable or deductible temporary difference unless an exception applies. ASC 740-10-20 defines a temporary difference as “a difference between the tax basis of an asset or liability computed pursuant to the requirements in Subtopic 740-10 for tax positions, and its reported amount in the financial statements that will result in taxable or deductible amounts in future years when the reported amount of the asset or liability is recovered or settled, respectively.” As this transaction relates to the transfer of IP and not inventory, the exception in ASC 740-10-25-3(e) does not apply. The IP transferred are internally developed intangible assets, with a cost basis of zero in the consolidated financial statements with a tax basis equal to the fair value at the time of the intra-entity transaction resulting in a deferred tax asset of $835.1 million. Therefore, we recorded a deferred tax asset pursuant to ASC 740-10-25-2. Additionally, ASC 740-10-30-5(e) requires that deferred tax assets be reduced “by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized.” Pursuant to ASC 740-10-30-23, the weight given to positive and negative evidence should be commensurate with the extent to which it can be objectively verified. Expected realization of deferred tax assets must meet the more-likely-than-not standard to be recorded in the financial statements without a valuation allowance. We determined that there was sufficient positive evidence that the Irish subsidiary would more-likely-than-not realize the benefit of the deferred tax asset associated with the IP, and therefore no valuation allowance was recorded.
In addition, describe and quantify the methods and key assumptions used to determine the fair value of these transferred intellectual property rights.
We engaged third party experts to assist the Company in determining the fair value of the transferred intellectual property rights using the income approach specified in the Organisation for Economic Co-operation and Development (OECD) Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations 2017. The key assumptions in the valuation included probability adjusted product-specific revenue projections, selection of appropriate discount rates, the determination of the terminal value for each product depending on molecule type, long term market potential, competitive factors and revenue and profit trends. The projections utilized in the valuation were also used for group planning purposes, including strategic planning, product pricing, tax and accounting purposes. We also considered comparable transactions in the marketplace to generate arm’s length royalty charges for existing license agreements. Given the various model parameters, the Company then selected the median value in that resulting interquartile range.
Revise your disclosures accordingly.
Additionally, in response to Staff’s comment, we propose to include the following disclosure in our notes to financial statements for our annual report on Form 10-K for the year ended December 31, 2021 expected to be filed with the SEC in February 2022.

“In the third quarter of 2020, the Company completed an intra-entity transfer of certain intellectual property rights from a wholly owned foreign corporation to its wholly owned Irish subsidiary. The rights were transferred to the Company’s Irish subsidiary where its ex-U.S. regional headquarters are located and has significant manufacturing and commercial operations, to better align ownership of intellectual property rights with how the business operates. The intra-entity transfer did not result in a taxable gain in 2020 in any jurisdiction including the U.S. as the transaction was disregarded for U.S. tax purposes. The transaction did create a step-up in the tax basis in the transferred intellectual property rights and the Company’s Irish subsidiary recognized a deferred tax asset for the book and tax basis difference of the transferred intellectual property rights. As a result, the Company recognized a deferred tax asset of $835.1 million and related tax benefit on its Consolidated Financial Statements based on the fair value of the transferred intellectual property rights. The fair value of the transferred intellectual property rights was determined utilizing the income approach which relied on projections of product-specific revenues and the inclusion or exclusion of a terminal value for each product.

The tax deductions related to the amortization of these transferred intellectual property rights will be recognized in the future and any amortization not deducted for tax purposes will be carried forward indefinitely under Irish tax laws. The Company expects to be able to realize the deferred tax asset resulting from this transaction and has not recorded a valuation allowance as of December 31, 2020.”

We respectfully request the Staff’s assistance in completing the review of this response letter at its earliest convenience. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response to the undersigned or Brian Mueller, Chief Financial Officer at (415) 506-6700 or to Jodie Bourdet, Cooley LLP, (415) 693-2054.

Sincerely,

/s/ G. Eric Davis

G. Eric Davis
Executive Vice President, General Counsel
BioMarin Pharmaceutical Inc.

cc:    Brian Mueller, Executive Vice President, Chief Financial Officer, BioMarin Pharmaceutical Inc.
    Jodie Bourdet, Cooley LLP